July 10, 2025

Arun Jeldi
Chief Executive Officer
Velo3D, Inc.
2710 Lakeview Court
Fremont, CA 94538

       Re: Velo3D, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 25, 2025
           CIK No. 0001825079
Dear Arun Jeldi:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
General

1. We note your disclosure that you will be deemed to be a "controlled company" under the Nasdaq listing rules. Please revise the cover page to also disclose the total voting power percentage of Arun Jeldi, your controlling shareholder. Additionally, please provide a cross-reference to a longer discussion of the corporate governance exemptions available to you as a "controlled company" and whether you intend to take advantage of any of these exemptions.
2. Please revise to provide an update on the status of the reverse stock split, including whether stockholders approved the reverse stock split proposal and whether you have selected the reverse stock split ratio or the date on which you will effect the reverse stock split.
 July 10, 2025
Page 2
3. You disclose that you "believe that upon the completion of this offering, [you] will meet the standards for listing on the Nasdaq Capital Market, and the closing of this offering is contingent upon such listing." Please tell us how this offering will enable the company to meet the Nasdaq Capital Market listing standards. Additionally, please clarify the relative timing of the following events: (1) meeting the listing standards, (2) receiving approval to list on the Nasdaq Capital Market and (3) closing this offering.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Alexander Yarbrough